Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Force Protection, Inc.

at

$5.52 Per Share

by

Falcon Acquisition Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, DECEMBER 16, 2011, UNLESS THE OFFER IS EXTENDED.

November 18, 2011

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been engaged by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (the “Company”), that are issued and outstanding, at a price per Share of $5.52 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase dated November 18, 2011.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (providing information relating to backup federal income tax withholding). Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	A Notice of Guaranteed Delivery to be used to accept the Offer if (i) certificates for Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) or (ii) the procedures for delivery by book-entry transfer cannot be completed, in either case, by 12:00 midnight, New York City time, at the end of Friday, December 16, 2011 (or if the Offer is extended to a later date, such later date).

4.	A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	A letter to stockholders of the Company from the Chairman of the Board of Directors and Chief Executive Officer of the Company, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, DECEMBER 16, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 7, 2011 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”) by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than (i) dissenting shares, if any, (ii) Shares that are owned by any of the Company’s direct or indirect wholly-owned subsidiaries, (iii) Shares that are owned by Parent, Purchaser or any of their direct or indirect wholly-owned subsidiaries and (iv) time vested restricted Shares and performance-based restricted Shares that will have been automatically cancelled, as described in Section 13 of the Offer to Purchase) will be converted into the right to receive the Merger Consideration. The “Merger Consideration” will be an amount per Share equal to the Offer Price paid in the Offer.

The board of directors of the Company has unanimously recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

The Offer is subject to certain conditions set forth in Section 15 of the Offer to Purchase.

In the event that the minimum tender condition to the Offer is not met, and in certain other circumstances, the parties have agreed to consummate the Merger without the prior completion of the Offer, after stockholders holding a majority of the total voting power of the outstanding Shares vote to approve the Merger Agreement. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, except that the Merger would be subject to receiving the approval of the Company’s stockholders as described in the previous sentence and the minimum tender condition would not apply. Purchaser is not asking stockholders to take any action with respect to the Merger at this time.

Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company, or other nominee (other than Innisfree M&A Incorporated (the “Information Agent”) and the Depositary as described in Section 17 of the Offer to Purchase) for soliciting tenders of Shares into the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser (or any successor entity thereto) will pay any stock transfer taxes imposed on the sale and transfer of any Shares to it or its order pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Except as set forth in the Offer to Purchase, in order for a holder of Shares to tender Shares into the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Date and either (a) the holder of Shares must deliver certificates for Shares representing tendered Shares to the Depositary on or prior to the expiration of the Offer or the holder of Shares must cause such Shares to be tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase and the Depositary must receive timely confirmation of the book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) on or prior to the expiration of the Offer or (b) the holder of Shares must comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

If you have questions or need additional copies of the enclosed materials, you can contact the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.